Exhibit 99.1

TD Announces Pricing of USD Non-Viability Contingent Capital

AT1 Limited Recourse Capital Notes

TORONTO, September 12, 2025 /CNW/—The Toronto-Dominion Bank (“TD”) (TSX: TD) (NYSE: TD) today announced the pricing of a U.S. public offering of US$750 million 6.350% Fixed Rate Reset Limited Recourse Capital Notes, Series 6 (Non-Viability Contingent Capital (NVCC)) (the “LRCNs”). The LRCNs will be registered with the U.S. Securities and Exchange Commission (the “SEC”).

The LRCNs will bear interest at a rate of 6.350 per cent annually, payable quarterly, for the initial period ending on, but excluding, October 31, 2030. Thereafter, the interest rate on the LRCNs will reset every five years at a rate equal to the prevailing U.S. Treasury Rate plus 2.721 per cent. The LRCNs will mature on October 31, 2085. The expected closing date of the offering is September 23, 2025, subject to customary closing conditions.

Concurrently with the issuance of the LRCNs, TD will issue 750,000 Non-Cumulative 6.350% Fixed Rate Reset Preferred Shares, Series 33 (Non-Viability Contingent Capital (NVCC)) (“Preferred Shares Series 33”) to be held by Computershare Trust Company of Canada, as trustee for TD LRCN Limited Recourse Trust™ (the “Limited Recourse Trust”). In case of non-payment of interest on or principal of the LRCNs when due, the recourse of each LRCN holder will be limited to that holder’s proportionate share of the Limited Recourse Trust’s assets, which will consist of Preferred Shares Series 33 except in limited circumstances.

TD may redeem the LRCNs on October 31, 2030, and once every quarter-end thereafter, with the prior written approval of the Superintendent of Financial Institutions (Canada), in whole or in part on not less than 10 days’ and not more than 60 days’ prior notice to the LRCN holders.

The net proceeds from this transaction will be used for general corporate purposes, which may include the redemption of outstanding capital securities and/or the repayment of other outstanding liabilities. The proceeds from this transaction are expected to qualify as “Additional Tier 1” capital of TD for regulatory purposes.

TD Securities, BofA Securities, Citigroup, NatWest and SOCIETE GENERALE are the joint book-running managers on the issue.

A registration statement relating to the offering has been filed with the SEC and is effective. This press release does not constitute an offer to sell, or a solicitation of an offer to buy, these securities in the United States or in any other jurisdiction where such offer, solicitation or sale would be unlawful. The offering may be made only by means of a prospectus supplement and the accompanying prospectus.

Copies of the preliminary prospectus supplement and the accompanying prospectus for the offering may be obtained free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the final prospectus supplement, when available, and the accompanying prospectus may also be obtained by contacting TD Securities (USA) LLC at 1-855-495-9846, BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, NatWest Markets Securities Inc. at 1-800-231-5830 and SG Americas Securities, LLC at 1-855-881-2108.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 28.1 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S. and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world’s leading online financial services firms, with more than 18 million active online and mobile customers. TD had CDN$2.0 trillion in assets on July 31, 2025. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

SOURCE TD Bank Group

For further information:

Brooke Hales, Vice President, Investor Relations, 416-307-8647; Elizabeth Goldenshtein, Senior Manager, Corporate and Public Affairs, Media Relations, 416-994-4124